_________________________________________
                                         )
                                         )         APPLICATION FOR
In the Matter of                         )          WITHDRAWAL OF
                                         )           REGISTRATION
FAMILY BARGAIN CORPORATION               )            STATEMENT
                                         )         ---------------
(File No. 0-16309)                       )
                                         )
_________________________________________)



            FAMILY BARGAIN CORPORATION (the "Company") hereby applies for an order of the Securities and Exchange Commission (the "Commission") granting the Company's request for withdrawal of the Company's Form 8-A (File No. 0-16309) filed on October 24, 1996.

            The Form 8-A relates to an underwritten public offering by the Company of Convertible Subordinated Debentures due 2006 (No. 333-09853).

            All notices and orders issued pursuant to this Application should be directed to the undersigned at 4000 Ruffin Road, San Diego, California, 92123-1866 (telephone 619-627-1800, facsimile 619-637-4180)
with a copy to David W. Bernstein, Esq., Rogers & Wells, 200 Park Avenue, New York, New York 10166 (telephone 212-878-8000, facsimile 212-878-8375).

                              FAMILY BARGAIN CORPORATION



Dated: January 28, 1997       By:___________________________________________
                                    Name: Jeffrey C. Gerstel
                                    Title: Executive Vice President, Finance
                                           (Principal Financial and
                                            Accounting Officer)